Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the meeting of the Board of Directors held on June 17th, 2009

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nR 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (06/2009)

Date, Time and Location:
June 17th, 2009, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, duly signed.

Discussed and approved matters:

1.	The members of the Board of Directors analyzed the strategic positioning proposal of Ipiranga, the Company’s business unit in the fuels distribution segment.

2.
The Board of Directors approved the hiring by the Company of KPMG Auditores Independentes to audit the Financial Statements for the fiscal year 2009, under the terms presented by the Company's Board of Executives.

3.
The members of the Board of Directors approved the amendment to the “Code of Ethics”, adopted as a reference for behavior standards in the Company and its subsidiaries, in accordance with the text in the Attachment I.

Observations: The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

ATTACHMENT I

CODE OF ETHICS

This Code of Ethics sets out the principles adopted by Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (together denominated “Company”) as a reference for behavior standards, regardless of the country or region of operation.

Objectives of the Code of Ethics

(i)	To reduce the subjectivity of personal interpretations of ethical principles;
(ii)
To formalize and to institutionalize a reference for the professional behavior of the employees of the Company, including the ethical administration of real or apparent conflicts of interest, becoming a standard for the internal and external relationship of the Company with its stakeholders, which are: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which the Company operates;

(iii)	To ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior; and
(iv)	To ensure the adoption of corporate sustainability practices.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on June 17th, 2009)

Scope

This Code applies to the members of the Board of Directors, members of the Fiscal Council, all employees and interns of Ultrapar and its subsidiaries, third-parties hired by the Company, hereinafter referred as “Professionals”.

Ethical Principles

In the exercise of his/her position or function, each Professional shall:

(i)	Maintain a posture of honesty, integrity, respect, loyalty, efficiency, transparency and impartiality, which shall guide their relations with the Company and its stakeholders;
(ii)	Do not engage in transactions and activities that might compromise his/her professional dignity or damage his/her public image as well as the image of Ultrapar;
(iii)
Carry out his/her professional activities with competence and diligence, seeking to constantly improve his/her performance from a technical perspective, to remain permanently up to date, and encourage all those involved in the activity to adopt the same conduct;

(iv)	Behave strictly in a professional and impartial manner in the treatment with the public;
(v)	Base the boss-employee relationship on mutual respect, honesty, dedication and kindness, fostering a sound business environment and organizational cohesion;
(vi)	Have a behavior that leaves no room for discrimination or harassment, including moral and sexual harassment, particularly in the boss-employee relationship; and
(vii)	Seek to maximize the value creation for the Company.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on June 17th, 2009)

Labor Practices

In the relationship with colleagues and other Professionals and in the use of resources for the accomplishment of its activities, each Professional shall:

(i)	Use qualifications (for example, educational background, experience, competence) as a basis for making decisions related to work which affect employees and candidates, valuing the diversity;
(ii)	Do not exploit child and forced labor or slavery. Observe that such practice is not applied to the relationship between the Company and its stakeholders;
(iii)	Do not use the influence inherent in his/her professional position to obtain favors or personal services from subordinates;
(iv)	Promote a cultural environment, through leadership, in which ethical conduct is recognized, valued and taken as an example for all employees;
(v)
Ensure that the Company's activities are conducted considering the local community and the environment, seeking to maximize the use of resources and minimize eventual negative impacts from its operations;

(vi)	Ensure the competent use of the company's assets and resources, avoiding damage, inadequate handling, loss, theft or unauthorized withdrawal;
(vii)	Inform, when aware of, the improper use of the company’s resources, being intentional damages to the work environment characterized as serious infraction; and
(viii)	Adopt irreproachable conduct related to any type of corruption in its relationship with suppliers, clients, public agents or any other stakeholder.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on June 17th, 2009)

Compliance with Laws, Rules and Regulations

Each Professional shall:

(i)	Comply with the laws and rules regulations applicable to the Company’s businesses and to generally applicable commercial business practices;
(ii)	Observe the company policy with regard to unfair trade competition; and
(iii)	Respect the accounting principles, the laws and regulations for booking transactions and issue precise financial reports that truly reflect the reality of the Company.

Obedience to the principles of the Law Against Unfair Trade Competition

The Law Against Unfair Trade Competition (Law No. 8.884/94) is aimed at avoiding and restraining violations and infractions against economic order, particularly cartels, predatory pricing, pricing discrimination, etc.

Each Professional shall act strictly in observance to Law No. 8.884/94, being forbidden quarrels related to:

(i)	Combination of prices with competitors;
(ii)	Division of clients;
(iii)	Non-aggression agreements; and
(iv)	Commercial policies in general.

Contacts with competitors and class associations should receive particular attention. If a Professional is involved in a doubtful situation, or one that is potentially in breach of the Law Against Unfair Trade Competition, he or she should immediately notify his or her superior, as well as the legal department.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on June 17th, 2009)

Guarantee of Quality and of Proper Use of Information

Each Professional shall:

(i)
Ensure that all internal processes are subject to rigorous controls which shall guarantee the precise accounting  of the operations of the Company, thus guaranteeing that all management decisions are based on solid economic analyses, and that the physical and financial assets of the Company are efficiently used;

(ii)
Maintain the confidentiality of the information and activities relating to the work in the area where he/she is employed, being forbidden the use of such information in benefit of particular or third parties’ interests;

(iii)	Ensure the veracity of the information that is disclosed internally or externally by the Company aiming at a relationship of respect and transparency with its stakeholders;
(iv)
Make sure that all reports and documents filed with or submitted to the Comissão de Valores Mobiliários, the United States Securities and Exchange Commission or any other public regulatory authorities or any other public communications shall include full, fair, accurate, timely and understandable disclosure; and

(v)
Ensure that all transactions registered in the Company’s books be precise, complete, truthful and detailed, being dully supported by lawful documentation in accordance with the Company’s internal procedures, applicable laws and generally accepted accounting principles so as to ensure the quality of the Company’s financial statements.

Use of Non-Public Information and Disclosure

Each Professional holding important information about the Company that has not been disclosed to the public shall:

(i)	Maintain the confidentiality of such information, except when disclosure is authorized or legally mandated;
(ii)
Abstain him/herself from buying or selling securities using important non-public information obtained in the performance of their duties on behalf of the Company and providing any such information so obtained to others; and

(iii)
Adhere to the policy on Material Information, which establishes the   procedure to be followed in relation to the announcement of Material Information or Facts and with respect to the trading of securities issued by Ultrapar, should the Professional occupy any position exposed to privileged information about the Company.

Conflicts of Interest

Each Professional has the obligation to act in ethical and honest manner, leading his/her professional activities in accordance with the best interest of the Company.

Each Professional should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company.

Each Professional shall:

(i)
Refuse, in the exercise of his/her professional activities, any type of financial aid, gratification, commissions, donations, or advantages of any kind for him/herself, family members or any other person;

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on June 17th, 2009)

(ii)	Receive only promotional gifts without commercial value;
(iii)	Consult with his or her superior to accept invitations to events subsidized by commercially related parties (suppliers, clients, service providers);
(iv)
Properly deploy the Company’s resources, intellectual property, time and installations, including the access to the Internet, eliminating the excessive, commercial, unproductive use or the use that adversely compromises the image of the Company; and

(v)	When making his/her personal investments, avoid conflicts of interest in relation to the activities in which he/she is engaged.

Compliance with this Code of Ethics and notification of unethical behavior

In the event that an actual or apparent conflict of interest arises involving the personal or professional relationships or activities of a Professional, the Professional involved is required to handle with such conflict of interest in accordance with the ethical principles defined in this Code of Ethics.

It is the responsibility of each Professional to consult the Ethics Committee of Ultrapar, defined below, regarding (i) any action that may involve a conflict of interest and (ii) in any case of doubt as to the most appropriate behavior in situations provided for under this Code of Ethics.

Furthermore it is the responsibility of each Professional to immediately notify Ultrapar’s Ethics Committee of any situations that are potentially contrary to ethical principles, or that are illegal, irregular or questionable, having the information source guaranteed confidentiality.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on June 17th, 2009)

Any notification to the Ethics Committee shall be made either by website www.canalaberto.com.br, or by telephone, through the number 0800 701 7172.

The Company encourages all Professionals to report any suspected violations promptly. The name of the Professional and confidentiality of the case will be guaranteed.

The Ethics Committee will thoroughly investigate any good faith reports of violations to this Code of Ethics and will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith.

Each Professional shall be required to cooperate in internal investigations of misconduct and unethical behavior.

The Ethics Committee of Ultrapar will be composed of 4 members, nominated by the Board of Directors, being three permanent members and one rotating member who should be the main executive of the business to which the query, potential unethical, illegal or questionable situation is related.

Accountability for adherence to the Code of Ethics

All Professionals are responsible for adhering to this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates.

Penalties

Any Professional who violate the Company’s ethical principles or this Code of Ethics shall be subject to disciplinary measures that may result in dismissal and legal proceedings in case of any violation of the law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 18th, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Minutes Code of Ethics)